SandRidge Mississippian Trust I

August 21, 2013

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SandRidge Mississippian Trust I

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

File No. 001-35122

Dear Mr. Schwall:

SandRidge Mississippian Trust I (the “Trust”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 30, 2013 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2012 filed by the Trust with the Commission on March 15, 2013 (the “Form 10-K”).

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 1: Business, page 1

Proved Reserves, page 6

1. You state that the weighted average wellhead prices are based on the first day of the month index prices adjusted for transportation and regional price differentials. Please clarify for us why the index and weighted average wellhead prices as presented in the table on page 8 and elsewhere on page F-18 would be the same price per Mcf of natural gas for December 31, 2011.

Response

As part of establishing reserves at December 31, 2011, the Trust reviewed actual historical prices for the preceding year. That review revealed no price differential for production from the Trust’s wells. The index and weighted average wellhead prices were the same.

2. Please tell us if you estimated natural gas liquids reserves for 2011. If so, please tell us the net quantities and explain how you have determined disclosure of these quantities was not warranted per the requirements set forth in FASB ASC 932-235-50-4.

Response

The Trust had no proved natural gas liquids reserves at December 31, 2011. FASB ASC 932-235-50-4 provides that “reserve quantity information shall be disclosed separately for natural gas liquids” if significant. The definition of significant oil and gas producing activities found in FASB ASC 932-235-20 states that an entity is regarded as having significant oil and gas producing activities if (a) revenues from, (b) results of operations for or (c) identifiable assets of oil and gas producing activities are 10% or more of the entity’s total respective revenue, results of operations or identifiable assets. By applying the same 10% criteria to determine the significance of natural gas liquids reserves to the Trust’s total reserves, the Trust determined natural gas liquids reserves at December 31, 2011 were not significant based on the percentages they constituted of total reserves and were therefore not separately disclosed.

Proved Undeveloped Reserves, page 9

3. Item 1203(b) of Regulation S-K requests that registrants “[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” Please expand your disclosure on page 9 relating to the 2012 revisions of previous estimates to provide the net quantities associated with a change in economic factors separately from the changes resulting from new information obtained from development drilling and well performance.

Response

We acknowledge the Staff’s comment and note to the Staff that the referenced paragraph contains a description of all material changes in the net quantities of the Trust’s proved undeveloped reserves for the fiscal year ended December 31, 2012. We are not aware of a specific requirement within Item 1203(b) to provide separately revisions associated with changes in economic factors from revisions resulting from new information obtained from development drilling and well performance. Accordingly, the Trust submits that its current disclosures are accurate and compliant with applicable guidance.

4. Further to the previous comment, please expand your disclosure to provide a clear reconciliation of the changes in the net quantities of proved undeveloped reserves from the date of the conveyance to December 31, 2011.

Response

We acknowledge the Staff’s comment. Set forth below are the changes in the net quantities of proved undeveloped reserves from the date of the conveyance to December 31, 2011. We undertake to include disclosure of changes to proved undeveloped reserves, to the extent material, in future annual reports on Form 10-K. Additionally, we note that a reconciliation of material changes is not required by Item 1203(b), but rather, “material changes” in proved undeveloped reserves.

On April 12, 2011, royalty interests in Trust Development Wells were conveyed to the Trust. At that time, there were a total of 12.4 MMBoe of proved reserves associated with the Royalty Interests in such Trust Development Wells. By December 31, 2011, SandRidge had drilled 29 Trust Development Wells on proved undeveloped locations, resulting in the conversion of approximately 2.4MMBoe of proved undeveloped reserves to proved developed reserves. At December 31, 2011, 28 of these wells were classified as proved developed producing properties with the remaining well still in progress. In addition, there were four wells that were drilled yet to be classified as Trust Development Wells, resulting in the conversion of approximately 0.4 MMBoe of proved undeveloped reserves.

SandRidge is not required to drill Trust Development Wells on locations with respect to which proved undeveloped reserves have previously been identified for the Trust. In that connection, 24 Trust Development Wells were drilled during 2011 on locations different than those included in the reserve report prepared as of December 31, 2010. As a result, and because no more than 123 Trust Development Wells were to be drilled for the Trust, certain locations with proved undeveloped reserves were removed from the drilling plan developed for the Trust, resulting in downward revisions of 2.5 MMBoe during the period.

Production and Price History, page 10

5. Your disclosure of the production and average sales price on page 10 and elsewhere in Form 10-K excludes separate disclosure of information relating to natural gas liquids. As Items 1204(a) and 1204(b)(1) of Regulation S-K require separate disclosure by final product sold or produced, please advise or revise your disclosure to provide separate disclosure relating to natural gas liquids.

Response

The natural gas liquids production attributable to the Trust was less than 1% of total production for the years ended December 31, 2012 and 2011, respectively. The Trust applied the 10% “significance” criteria from FASB ASC 932-235-20 described above (see response to Comment 2) to determine the significance of natural gas liquids production to the Trust’s total production, and concluded that natural gas liquids production for the years ended December 31, 2012 and 2011 was not significant based on the percentages it constituted of total production and was therefore not separately disclosed.

Developed and Undeveloped Acreage, page 11

6. We note from the disclosure on page 11 that a significant percentage of the Company’s net undeveloped acreage will expire in 2013 and 2014. Please tell us the net amounts by product of your December 31, 2012 proved undeveloped reserves assigned to locations on acreage scheduled to expire in 2013 and in 2014. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating these locations are scheduled to be drilled prior to lease expiration.

Response

None of the Trust’s proved undeveloped reserves at December 31, 2012 were assigned to locations on acreage scheduled to expire in 2013 or 2014.

Notes to Consolidated Financial Statements, page F-6

Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-14

Oil and Natural Gas Reserve Quantities (Unaudited), page F-16

7. Please refer to the requirements set forth in FASB ASC 932-235-50-5. Revise the narrative disclosure on page F-18 relating to the 2011 and 2012 revisions of previous estimates to provide the net quantities associated with a change in economic factors separately from the changes resulting from new information obtained from development drilling and well performance.

Response

The Trust acknowledges the Staff’s comment and notes that FASB ASC 932-235-50-5 provides that “Changes resulting from all of the following shall be shown separately with appropriate explanation of significant changes,” with six distinct categories being listed, one of which is as follows:

a.	Revisions of previous estimates. Revisions represent changes in previous estimates of proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors.

With respect to (a) above, the Trust notes that the requirement to show items separately from one another applies to the six distinct categories and not within a single category. Therefore, the Trust does not believe ASC 932-235-50-5 requires disclosure of separate items within the “Revisions of previous estimates” category. Accordingly, the Trust submits that its current disclosures are accurate and compliant with applicable guidance.

In response to your request, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned at 512-236-6555 or Michael Ulrich at 512-236-6599.

Very truly yours,

SandRidge Mississippian Trust I

By:	The Bank of New York Mellon Trust Company, N.A., as trustee

	By:	/s/ Sarah Newell
	Name:	Sarah Newell
	Title:	Vice President

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